SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

18 April 2005

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

9th Floor, One Plantation Place
30 Fenchurch Street
London EC3M 3BD
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc (Registrant)

Dated: 18 April 2005	By:	/s/ M R Chambers
	Name:	M R Chambers
	Title:	General Counsel & Group Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	AKH ESOS – release dated 11 April 2005.

99.2	AKH SMP – release dated 11 April 2005.

99.3	DVP ESOS – release dated 11 April 2005.

99.4	DVP SMP – release dated 11 April 2005.

99.5	MGC ESOS – release dated 11 April 2005.

99.6	MGC SMP – release dated 11 April 2005.

99.7	AKH MGC DVP ESOP No. 2 – release dated 12 April 2005.

99.8	PNC Bank Settlement – release dated 13 April 2005.